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                                                                   Exhibit 14(b)

                             MYERS INDUSTRIES, INC.
                             CODE OF ETHICAL CONDUCT
                                     FOR THE
                FINANCE OFFICERS AND FINANCE DEPARTMENT PERSONNEL

      Adopted December 19, 2002; Amended and Restated as of April 22, 2003



         The financial officers of Myers Industries, Inc. ("Myers"), being the Chief Financial Officer, Chief Executive Officer, President, Chief Operating Officer and persons in like positions (collectively, "Finance Officers"), as well as "Finance Department personnel" (as defined herein) for Myers, its divisions and subsidiaries (collectively, the "Company"), bear a special responsibility both inside and outside of the Company for promoting integrity throughout the Company. They have a special role both to elaborate these principles and to ensure that a culture exists throughout the Company that ensures fair and timely reporting of the Company's financial results and condition.

         For purposes of this Code, "Finance Department personnel" include all of the following persons at the Company: (1) Controller, (2) Assistant Controller(s), (3) Treasurer, (4) Assistant Treasurer(s), (5) Risk Manager, (6) Tax Manager, and (7) the principal accounting personnel at each subsidiary company and for each division.

         Because of their special role, the Finance Officers and the Finance Department personnel are bound by this Code of Ethical Conduct for the Finance Officers and Finance Department Personnel ("Financial Code of Ethics") and each must:

         - Act honestly and ethically to conduct themselves in an honest and ethical manner in their professional duties, including their handling of actual or apparent conflicts of interest between personal and professional relationships.

         - Provide information that is accurate, complete, objective, relevant, and timely to ensure full, fair, accurate, and timely, disclosure in reports and documents that the Company files with, or submits to, the Securities and Exchange Commission and in other public communications.

         -        Comply with applicable rules and regulations.

         - Promptly report in writing, by e-mail or telecopy, to the Chair of the Myers Disclosure Committee, Chair of the Myers Audit Committee, and/or the Myers General Counsel, any conduct that the individual believes to be a violation of law or business ethics or of any provision of the Financial Code of Ethics, including any transaction or relationship that reasonably could be expected to give rise to such a conflict.


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                  If you are concerned about maintaining anonymity, you may
                  contact the AlertLine(R) Ethics and Compliance toll free hotline established by the Company's Audit Committee at 877-285-4145, which is available worldwide, 24 hours a day, 7 days a week for reporting concerns on ethics, compliance, or fraud.



         Violations of the Financial Code of Ethics, including failures to report potential violations by others, will be viewed as a severe disciplinary matter that may result in personnel action, including termination of employment.

         It is against Company policy to retaliate against any employee for good faith reporting of violations of this Financial Code of Ethics.



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